UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Patheon N.V.

(Name of Subject Company (Issuer))

Thermo Fisher (CN) Luxembourg S.à r.l.

(Offeror)

a wholly owned subsidiary of

Thermo Fisher Scientific Inc.

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105

(CUSIP Number of Class of Securities)

Seth H. Hoogasian

Senior Vice President and General Counsel

Thermo Fisher Scientific Inc.

168 Third Avenue

Waltham, Massachusetts 02451

Telephone:  (781) 622-1198

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew M. Guest, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 +1 212 403-1000	Leo F. Groothuis NautaDutilh N.V. Beethovenstraat 400 1082 P.R. Amsterdam The Netherlands +31 20 71 71 994

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,209,219,175.00	$603,749

*             Calculated solely for purposes of determining the filing fee.  The calculation of the transaction value is determined by adding the sum of (i) 145,136,214 ordinary shares, par value €0.01 per share, of Patheon N.V. multiplied by the offer consideration of $35.00 per share, (ii) the net offer consideration for 1,747,750 outstanding stock options with an exercise price less than $35.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $35.00 minus the weighted average exercise price for such stock options of $23.28 per share), (iii) 1,408,018 shares subject to issuance pursuant to restricted share units, multiplied by the offer consideration of $35.00 per share and (iv) 1,705,355 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $35.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of May 30, 2017.

**        The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒              Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $603,749	Filing Party: Thermo Fisher (CN) Luxembourg S.à r.l. and Thermo Fisher Scientific Inc.
Form or Registration No.: Schedule TO	Date Filed: May 31, 2017

☐                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                      third-party tender offer subject to Rule 14d-1.

☐                                        issuer tender offer subject to Rule 13e-4.

☐                                        going-private transaction subject to Rule 13e-3.

☐                                        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                        Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                        Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on May 31, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Purchaser”) and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 59564903 (“Patheon”) at a price of $35.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated May 31, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented to add the paragraphs set forth below:

“Legal Proceedings Regarding the Offer.

United States District Court Shareholder Litigation

On June 19, 2017, a putative class action lawsuit was filed by a purported shareholder of Patheon against Patheon and the members of the Patheon Board in the United States District Court for the Southern District of New York, captioned Phillips v. Patheon N.V., et al, Case No. 1:17-cv-04604 (the ‘‘Phillips Complaint’’).  The Phillips Complaint generally alleges, among other things, that the defendants violated Sections 14 and 20 of the Exchange Act by failing to disclose purportedly material information in the Schedule 14D-9.  The Phillips Complaint seeks, among other things, to enjoin the Offer Closing and/or consummation of the transactions contemplated by the Purchase Agreement, unspecified money damages and an award of attorneys’ and expert fees and costs.

On June 20, 2017, a second putative class action lawsuit was filed by a purported shareholder of Patheon against Patheon, the members of the Patheon Board, Thermo Fisher and

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Purchaser in the United States District Court for the Southern District of New York, captioned Sciabacucchi v. Patheon N.V., et al, Case No. 1:17-cv-04657 (the ‘‘Sciabacucchi Complaint’’).  The Sciabacucchi Complaint generally alleges, among other things, that the defendants violated Sections 14 and 20 of the Exchange Act by failing to disclose purportedly material information in the Schedule 14D-9.  The Sciabacucchi Complaint seeks, among other things, to enjoin the consummation of the transactions contemplated by the Purchase Agreement, rescission of the transactions contemplated by the Purchase Agreement if consummated, along with unspecified rescissory damages, the filing of a new solicitation statement, and an award of attorneys’ and experts’ fees.

On June 22, 2017, a third putative class action lawsuit was filed by a purported shareholder of Patheon against Patheon and the members of the Patheon Board in the United States District Court for the Southern District of New York, captioned Bushansky v. Patheon N.V., et al, Case No. 1:17-cv-04758 (the ‘‘Bushansky Complaint’’).  The Bushansky Complaint generally alleges, among other things, that the defendants violated Sections 14 and 20 of the Exchange Act by failing to disclose purportedly material information in the Schedule 14D-9.  The Bushansky Complaint seeks, among other things, to enjoin the Offer Closing and/or consummation of the transactions contemplated by the Purchase Agreement, rescission of the transactions contemplated by the Purchase Agreement if consummated, along with unspecified rescissory damages, and an award of attorneys’ and experts’ fees.

Each of the defendants believes that the claims asserted in the Phillips, Sciabacucchi and Bushansky Complaints are without merit.

Additional lawsuits arising out of or relating to the Purchase Agreement and the transactions contemplated thereby, including the Offer, may be filed in the future.  If additional similar complaints are filed, absent new or different allegations that are material, Patheon, Purchaser and Thermo Fisher will not necessarily announce such additional filings.”

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2017

Thermo Fisher (CN) Luxembourg S.à r.l.

By:	/s/ Sharon Briansky
	Name:	Sharon Briansky
	Title:	Empowered Signatory

Thermo Fisher Scientific Inc.

By:	/s/ Seth H. Hoogasian
	Name:	Seth H. Hoogasian
	Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 31, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The New York Times on May 31, 2017.*

(a)(5)(A)

Joint Press Release issued by Thermo Fisher Scientific Inc. and Patheon N.V., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(B)

Investor Presentation, dated May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(C)

Letter to Thermo Fisher Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(D)

Transcript of Joint Investor Conference Call held by Thermo Fisher Scientific Inc. and Patheon N.V. on May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(E)

Letter to Patheon N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 16, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(b)(1)	Commitment Letter, dated May 15, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.*

(b)(2)	Supplemental Commitment Letter, dated May 26, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and the additional lenders party thereto.*

(d)(1)	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V.*

(d)(2)	Form of Tender and Support Agreement, dated May 15, 2017.*

*           Previously filed.